This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

May 3, 2004

3.

Press Release

The press release was issued on May 3, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd (NSU/TSX) is reporting on its default status with the British Columbia Securities Commission ("BCSC"). The Company has been advised by the BCSC that all substantive mining technical disclosure issues have been resolved. Nevsun and its independent consultant, Snowden Mining Industry Consultants  ("Snowden"), are in the process of completing the necessary revised reports that will be filed on SEDAR.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on May 3, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

CONTINUOUS DISCLOSURE UPDATE

May 3, 2004

Nevsun Resources Ltd (NSU/TSX) is reporting on its default status with the British Columbia Securities Commission ("BCSC"). The Company has been advised by the BCSC that all substantive mining technical disclosure issues have been resolved. Nevsun and its independent consultant, Snowden Mining Industry Consultants  ("Snowden"), are in the process of completing the necessary revised reports that will be filed on SEDAR.

There have been no changes to previously announced reserves or resources.  While these have not changed, the Nevsun Technical Reports on Tabakoto and Segala, as previously filed on SEDAR in 2002 and 2003, were not fully compliant with NI43-101.

Snowden is in the process of preparing revised NI43-101 reports on both properties and have advised Nevsun that there will be no material changes. Upon filing of the revised reports the Company will be removed from the default issuer list.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com